Exhibit 99.1

Marti Technologies, Inc. Appoints Cenk Özeker as New Chief Financial Officer, Adding 25 Years of International Finance Experience

Istanbul, Türkiye, May 19, 2025 -(BUSINESS WIRE)- Marti Technologies, Inc. (“Marti” or the “Company”) (NYSE American: MRT), Türkiye’s leading mobility super app, today announced that it has appointed Cenk Özeker as its Chief Financial Officer (“CFO”), effective May 14, 2025. Cenk Özeker replaces the Company’s former Interim CFO, Deniz Terlemez.

Mr. Özeker has more than 25 years of senior finance and operational leadership experience, having served in senior finance leadership positions and managing director roles across Europe and Türkiye for companies of various sizes. He joins Marti from Newport Shipping UK, where he served as Managing Director from 2021 to 2024. In this role, he managed a global team of approximately 200 employees. Prior to Newport Shipping UK, Mr. Özeker served as Managing Director of Icron Software in Amsterdam from 2019 to 2021. Earlier in his career, Mr. Özeker held senior finance and operations leadership positions at Pepsi, Beymen, H.O. Sabancı Holding, and Unilever. He earned his Bachelor of Arts degree in Economics from Istanbul University and Master of Business Administration degree from the University of Louisiana at Monroe.

“Cenk brings a wealth of international experience, having held executive finance and operational roles across multiple industries, including consumer goods, retail, and software,” said Oguz Alper Oktem, Marti’s CEO. “His expertise with both large, international firms and with smaller, high-growth companies will be important as Marti continues to scale. Additionally, his experience in managing large teams, driving strategic growth in both public and private companies and enabling accelerating profitability will be invaluable as Marti enters its next phase of expansion.”

“We also thank Deniz Terlemez for his dedicated service as Interim CFO,” added Oktem. “His steady leadership and commitment helped guide our finance function during a transitional period, and we are grateful for his contributions.”

Mr. Özeker said, “I am honored to join Marti at such an exciting stage in its journey. The Company’s mission and momentum are compelling, and I look forward to working with the talented finance team to support Marti’s growth, operational excellence, and long-term value creation for its shareholders.”

About Marti:

Founded in 2018, Marti is Türkiye’s leading mobility app, offering multiple transportation services to its riders. Marti operates a ride-hailing service that matches riders with car, motorcycle, and taxi drivers, and operates a large fleet of rental e-mopeds, e-bikes, and e-scooters. All of Marti’s offerings are serviced by proprietary software systems and IoT infrastructure. For more information, visit www.marti.tech.

Cautionary Note Regarding Forward-Looking Statements:

Certain statements made in this press release constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements related to the Chief Financial Officer appointment and the Company’s expectation with respect to future performance and the timing of occurrence related to any of the foregoing. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the risks discussed in the Company’s filings with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024. Marti undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

Investor Contact

Marti Technologies, Inc.

Turgut Yilmaz

Investor.relations@marti.tech